February 10, 2023

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE Washington DC 20549

Re: Utz Brands, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2022
Form 8-K furnished November 10, 2022
File No. 001-38686

Dear Sir or Madam:

On behalf of Utz Brands, Inc., a Delaware corporation (the “Company”), the Company is hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated January 27, 2023 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished November 10, 2022 (the “Form 8-K”).

For ease of reference, the heading and number of the response set forth below correspond to the heading and number in the Staff’s comment, and the Company has also set forth below, in bold and italics, the text of the Staff’s comment prior to the Company’s response.

Form 8-K furnished November 10, 2022

Exhibit 99.1, page 1

1. We note your response to prior comment one. By definition non-GAAP measures are numerical measures of historical or future financial performance, financial position, or cash flow that exclude amounts included in, or include amounts excluded from, the most directly comparable GAAP measure. As synergies are projections and not historical results they do not comply with the definition or related requirements. Additionally such adjustments render the measure more akin to pro forma like amounts but are not calculated in accordance with Article 11 of Regulation S-X. Please revise to remove acquisition synergies from your non-GAAP measure.

Division of Corporation Finance
February 10, 2023

The Company acknowledges the Staff’s comment and the Company respectfully advises the Staff that the Company will remove acquisition synergies from its non-GAAP measures in its future press releases and presentations furnished under Item 2.02 of Form 8-K. The Company intends to make disclosures regarding Normalized Adjusted EBITDA and Net Leverage Ratio in the following format:

As of [fiscal period end date], the Company had net debt of $[•] million resulting in a Net Leverage Ratio of [•]x based on Normalized Adjusted EBITDA of $[•] million for [applicable fiscal period], before giving effect to anticipated acquisition synergies of $[•].

In addition, the Company intends to include the following footnote to its tables for the reconciliation of Normalized Adjusted EBITDA and/or Net Debt and Leverage Ratio.

[Normalized Adjusted EBITDA/Net Leverage Ratio] for [fiscal period] and [fiscal period] does not include identified integration-related cost savings of $[•] million and $[•] million, respectively, expected to be realized from the elimination of certain procurement, manufacturing, and logistics as well as selling, distribution, and administrative expenses, in connection with the acquisitions of [•]and [•], and the buyouts of [•]and [•].

If you have any questions, please contact Eric J. Aumen by telephone at (717) 969-1460 or via email at eaumen@utzsnacks.com, Theresa R. Shea by telephone at (312) 933-9348 or via email at tshea@utzsnacks.com, or Ajay Kataria by telephone at (312) 730-7591 or via e-mail at akataria@utzsnacks.com.

Sincerely,

UTZ BRANDS, INC.

/s/ Eric J. Aumen

By: Eric J. Aumen, Chief Accounting Officer

Cc: Ajay Kataria, Chief Financial Officer
Theresa R. Shea, Esq.
Lindsey M. Stillwell, Esq.
Jeremiah G. Garvey, Esq.
Seth H. Popick, Esq.